EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2019, and the audited consolidated financial statements as at and for the year ended December 31, 2018, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 8, 2019 and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of May 8, 2019, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2019, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Operational Highlights

HIGHLIGHTS (Expressed in US$)	First Quarter 2019	First Quarter 2018	Change
Operating
Tonnes Milled	197,687	140,817	40%
Silver Ounces Produced	268,399	309,927	-13%
Gold Ounces Produced	1,813	2,065	-12%
Copper Pounds Produced	1,062,702	970,165	10%
Silver Equivalent Ounces[1] Produced	615,019	656,699	-6%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	522,626	566,157	-8%
Cash Cost per Silver Equivalent Payable Ounce[1,2]	$11.44	$9.63	19%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2]	$13.81	$11.74	18%

1. In Q1 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. In Q1 2018, AgEq was calculated using metals prices of $16.77 oz Ag, $1,330 oz Au and $3.16 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2019	First Quarter 2018	Change
Financial
Revenues	$6,711	$8,156	-18%
Mine operating income	$56	$1,856	-97%
Net income (loss)	$(610)	$818	-175%
Cash	$2,526	$2,340	8%
Working capital	$10,507	$11,558	-9%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$49	$1,687	-97%
Adjusted EBITDA[1]	$-	$1,501	-100%
Per Share Amounts
Earnings (loss) per share (“EPS”) – basic	$(0.01)	$0.02	-150%
Cash flow per share (YTD)[1] – basic	$0.00	$0.02	-100%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Operational and Financial Performance

Three months ended March 31, 2019

In the first quarter ended March 31, 2019, the Company recognized revenues of $4.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, $1.4 million on the sale of San Gonzalo bulk silver/gold concentrate and $1.1 million on the sale of bulk silver/gold/copper concentrate from the sale of Avino Historic Above Ground (“AHAG”) Stockpiles, net of penalties, treatment costs and refining charges, for mine operating income of $0.1 million.

EBITDA during the first quarter ended March 31, 2019, was $0.05 million, compared to $1.7 million in the corresponding quarter in 2018.

Metal prices for revenues recognized during the three months ended March 31, 2019, averaged $15.56 per ounce of silver, $1,304 per ounce of gold, and $6,185 per tonne of copper.

Consolidated First Quarter 2019 Production Highlights

Q1 2019
Production by Mine	Tonnes Milled	Silver Oz	Gold Oz		Copper Lbs	AgEq
Avino	100,922	112,315	1,097		958,071	379,798
San Gonzalo	17,901	70,759	187		-	86,406
AHAG Stockpiles	78,864	85,325	529		104,631	148,815
Consolidated	197,687	268,399	1,813		1,062,702	615,019
Q1 2019
Grade & Recovery by Mine	Tonnes Milled	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	100,922	41	0.48	0.49	84%	71%	87%
San Gonzalo	17,901	188	0.54	-	65%	61%	-
AHAG Stockpiles	78,864	61	0.40	0.21	55%	52%	29%
Consolidated	197,687	62	0.45	0.37	71%	62%	62%

Production results for the quarter are reflective of lower grades achieved, as well as a planned 7 day upgrade to the crushing circuit, in which all mill circuits were shutdown. The upgrades to the crushing circuit will ensure that the processing facility will realize more consistent throughput from the crusher during the rainy season in Mexico.

The mill circuit configuration in Q1 2019 was the same as Q4 2018, where Mill Circuit 1 processed material from the San Gonzalo Mine, Mill Circuit 2 processed material from the San Luis area of the Avino Mine, Mill Circuit 3 processed material from Elena Tolosa and Mill Circuit 4 processed material from the AHAG Stockpiles.

Although the focus is on our overall consolidated results, there are some noteworthy points for each of our mines, as well as our AHAG Stockpiles, which can be determined from the following tables.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Avino Mine Production Highlights

	Q1 2019	Q1 2018	Change %
Total Mill Feed (dry tonnes)	100,922	120,631	-16%
Feed Grade Silver (g/t)	41	56	-27%
Feed Grade Gold (g/t)	0.48	0.58	-17%
Feed Grade Copper (%)	0.49	0.43	14%
Recovery Silver (%)	84%	81%	4%
Recovery Gold (%)	71%	68%	4%
Recovery Copper (%)	87%	84%	4%
Total Silver Produced (oz)	112,315	174,603	-36%
Total Gold Produced (oz)	1,097	1,544	-29%
Total Copper Produced (Lbs)	958,071	970,165	-1%
Total Silver Equivalent Produced (oz)*	379,798	480,315	-21%

*In Q1 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. In Q1, 2018, AgEq was calculated using metals prices of $16.77 oz Ag, $1,330 Au and $2.80 Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Mill throughput from Avino Mine material was down 16% on a quarterly basis primarily due to the shutdown of all mill circuits for a period of 7 days during the previously-mentioned planned upgrades to the crushing circuit. The downtime was offset by increased efficiencies gained on Mill Circuit 3, as the Company continues to further refine its production process.

On a quarterly basis, copper feed grade increased by 14%, while silver and gold feed grades decreased by 27% and 17%, respectively. The change in grades was mainly due to the specific areas being mined at the Elena Tolosa and San Luis areas.

Recovery rates for Q1 2019 showed improvement compared with Q1 2018, with increases of 4% in silver, gold and copper recovery rates.

As a result of the items mentioned above, overall production was down on a silver-equivalent basis by 21% when comparing Q1 2019 to Q1 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

San Gonzalo Mine Production Highlights

	Q1 2019	Q1 2018	Change %
Total Mill Feed (dry tonnes)	17,901	20,186	-11%
Feed Grade Silver (g/t)	188	264	-29%
Feed Grade Gold (g/t)	0.54	1.07	-50%
Recovery Silver (%)	65%	79%	-18%
Recovery Gold (%)	61%	75%	-19%
Total Silver Produced (oz)	70,759	135,079	48%
Total Gold Produced (oz)	187	521	64%
Total Silver Equivalent Produced (oz)*	86,406	176,384	-51%

*In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, and $1,304 oz Au. In Q1, 2018, AgEq was calculated using metals prices of $16.77 oz Ag and $1,330 Au.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

At San Gonzalo, the mine is approaching its end of life, and the grades, recoveries and production have been declining. This is in line with our internal expectations, and the results are indicative of both the decline and the previously mentioned planning upgrades to the crushing circuit.

On a quarterly comparative basis, mill feed decreased by 11%. This is a direct result of the upgrades to the crushing circuit, which caused all mill circuits to be offline for 7 days.

During the first quarter of 2019, silver and gold feed grades declined by 29% and 50%, respectively, compared to the first quarter of 2018. This, along with a decrease in both silver and gold recovery, resulted in a 51% decrease in silver equivalent ounces produced compared to Q1 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Avino Historic Above Ground Stockpile Production Highlights

	Q1 2019	Q4 2018	Change %
Total Mill Feed (dry tonnes)	78,864	69,033	14%
Feed Grade Silver (g/t)	61	60	2%
Feed Grade Gold (g/t)	0.40	0.43	-7%
Feed Grade Copper (%)	0.21	0.18	17%
Recovery Silver (%)	55%	56%	-2%
Recovery Gold (%)	52%	51%	2%
Recovery Copper (%)	29%	44%	-34%
Total Silver Produced (oz)	85,325	74,824	14%
Total Gold Produced (oz)	529	481	10%
Total Copper Produced (Lbs)	104,631	119,411	-12%
Total Silver Equivalent Produced (oz) calculated*	148,815	138,449	7%

*In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. In Q1, 2018, AgEq was calculated using metals prices of $16.77 oz Ag, $1,330 Au and $2.80 Cu.

In the first quarter of 2019, Mill Circuit 4 processed 78,864 tonnes of the AHAG Stockpiles, which represents a 14% increase in throughput compared to Q4 2018, with no comparative figures for Q1 2018 as the Company commenced processing AHAG Stockpiles in May 2018. This increase was partially offset by the previously mentioned planned upgrade to the crushing circuit, and is a direct result of the continued efforts of the processing team in improving throughput and reducing downtime on all mill circuits.

During the first quarter of 2019, silver and copper feed grades increased by 2% and 17%, respectively, compared to the fourth quarter of 2018. Gold feed grade compared to Q4 2018 declined by 7%.

Silver and gold recoveries remained fairly constant, with a decrease of 2% and increase of 2%, respectively, when compared to the fourth quarter of 2018. Copper recoveries decreased by 34%, which was a partial result of increased feed grade, and is expected to be improved in Q2 2019.

As result of the items above, silver and gold production increased by 14% and 10%, respectively, while copper production decreased by 12%, when compared to Q1 2019. This resulted in a 7% increase in silver equivalent ounces produced compared to Q4 2018.

Avino Mine Expansion (San Luis Area)

The San Luis area of the Avino Mine is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018 on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

During Q1 2019, development at the San Luis area continued, although the workforce was reduced to keep costs low due to the lower metal price environment. As the San Gonzalo Mine winds down through the first and second quarters of 2019, Avino is evaluating scenarios to transfer some employees and contractors to San Luis to ensure development remains on the original schedule. Avino is evaluating the schedule to increase San Luis production in order to feed Mill Circuit 4. As noted previously, Mill Circuit 4 is currently being fed by AHAG Stockpiles which provides Avino the flexibility to alter the feed schedule for Mill Circuit 4 depending on metal prices to either maximize profit margins, or total ounces produced.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Upgrades to Existing Tailings Storage Facility (“TSF”)

During 2018, the Company commenced upgrades to its existing TSF, with the aim to finish this work throughout 2019. The Company consulted with both local and internationally recognized engineering firms to develop a design to ensure the utmost stability, and based on these consultations reinforced the existing TSF with 3 downstream buttresses to fortify the TSF wall strength, consisting of 2 million tonnes of waste rock, as well as installing piezometers and observation wells.

During the first quarter of 2019, the installation of a tailings thickener commenced which should be completed on schedule and ready for startup in May, 2019. This thickener will reduce the water content sent to the tailings facility which will both decrease the volume of tailings as well as increase the stability of the tailings in the impoundment. In addition, engineering work is ongoing for a new tailings storage facility in the historic open pit which is already permitted. Current work involves understanding the tailings deposition initial location and sequencing.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation, and planning stage.

Avino acquired Bralorne Gold Mines in October of 2014, giving Avino full control and ownership of the Bralorne camp. Avino is implementing a multi-stage, multi-year plan to discover new mineralized zones, increase gold resources, expand the mine’s operating capacity and realize a much more efficient operation that will have the potential to contribute significantly to Avino’s overall production in the coming years.

Shortly after Avino’s acquisition of Bralorne in the fall of 2014, in the wake of the Mt. Polley tailings breach and in the midst of an unusually wet fall season, the difficult decision was made to suspend operations to address certain legacy issues left from the previous operator.

To address these legacy issues, in 2015 and 2016, Avino increased the height of the embankment dam for the tailings storage facility, added buttressing for additional stability and installed a new state of the art PAL micro-filtration water treatment plant which provides the operation the ability to remain compliant with its permits even in adverse weather conditions.

During this period and into 2017, the Company also developed a new strategic operating plan to enhance the mines productivity and profitability. New mining methods, mill configurations and throughput rates were studied and improvements were made to surface infrastructure to accommodate a larger operation. In addition, existing mining and environmental permits were modernized and granted by the BC Provincial Government and the Company developed strong relations with the St’at’imc First Nation, its affected communities as well as with the communities directly around the operation.

2018 – 2019 Exploration

To facilitate an operation capable of sustaining profitable production at a higher throughput over the long term, the decision was made in late 2017 to pause development and expansion activities and renew focus on exploration. The goal of current exploration is to target underexplored portions of known veins as well as to target new discoveries in nearby underexplored areas that share similar geological structural attributes to the Bralorne, Pioneer and King Mines.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

In December 2017, the Company announced that plans were finalized for an 8,000 metre drill program. The program began in January 2018, but following the completion of four holes, Avino decided to expand the scope of the program and raised $6 million (CAD) through a flow through financing in April 2017 (details regarding the Flow-Through Share Offering can be found in Avino’s press release dated April 27, 2018).

The expanded program is the most expansive in the camps 100+ year history and includes structural modelling and geological mapping, airborne and ground geophysics surveys, geochemical sampling along with 24,000 – 28,000 metres of drilling as well as the digitization of over 13,000 historical data sets from past surface and underground exploration.

Flow-through funds for this campaign are available to be used by December 31, 2019. An estimated CDN $4.4 million will be spent diamond drilling which is planned in two phases, as described below:

•	Phase One Drilling, Q4 2018 through Q1 2019 – Targeting underexplored portions of known veins
•	Phase Two Drilling, Q1 to Q4 2019 – Targeting new discoveries in unexplored portions of the property

Detailed results from Phase One can be found in Avino’s press releases dating December 17, 2018 and April 1, 2019. Preliminary results from Phase Two are also outlined in the April 1, 2019 press release.

Qualified Person(s)

Jasman Yee, P.Eng., Avino Director and Peter Latta, P.Eng, MBA, Senior Technical Advisor, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this document. Avino’s Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Garth Kirkham, P.Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this document.

Non – IFRS Measures

EBITDA and Adjusted EBITDA

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements and fair value adjustments

Management believes EBITDA and adjusted EBITDA provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted EBITDA excludes share-based compensation expense, and non-operating items such as foreign exchange gains and losses and fair value adjustments. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The following table provides a reconciliation of net earnings financial statements to EBITDA and Adjusted EBITDA:

Expressed in 000’s of US$, unless otherwise noted	Q1 2019	Q1 2018
Net Income (loss) for the period	$(610)	$818
Depreciation and depletion	685	852
Interest (income) and other	(139)	(35)
Interest expense	22	28
Finance cost	32	51
Accretion of reclamation provision	83	98
Current income tax expense	144	439
Deferred income tax (recovery)	(168)	(564)
EBITDA	$49	$1,687
Fair value adjustment on warrant liability	(188)	(152)
Share-based payments	218	134
Foreign exchange gain	(79)	(168)
Adjusted EBITDA	$-	$1,501

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, penalties, treatment and refining charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $509 for the three months ended March 31, 2019 (March 31, 2018 - $Nil), all of which is attributable to the Avino Mine. The Company has planned for sustaining capital expenditures for the remainder of 2019 in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company’s overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

The following table reconciles cash cost per payable AgEq oz production cost to all-in sustaining cash cost per payable AgEq oz for the three months ended March 31, 2019 and 2018:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018
Cost of sales	$4,217	$4,522	$1,707	$1,778	$731	$-	$6,655	$6,300
Depletion and depreciation	(411)	(402)	(152)	(446)	(114)	-	(677)	(848)
Cash production cost	3,806	4,120	1,555	1,332	617	-	5,978	5,452
Payable silver equivalent ounces sold	344,174	410,974	121,415	155,183	57,037	-	522,626	566,157
Cash cost per silver equivalent ounce	$11.06	$10.03	$12.81	$8.58	$10.83	$-	$11.44	$9.63
General and administrative expenses	631	967	222	365	105	-	958	1,332
Sustaining capital expenditures	509	-	-	-	-	-	509	-
Share-based payments and G&A depreciation	(149)	(100)	(52)	(38)	(25)	-	(226)	(138)
Cash operating cost	4,797	4,987	1,725	1,659	697	-	7,219	6,646
AISC per payable silver equivalent ounce	$13.94	$12.14	$14.21	$10.69	$12.23	$-	$13.81	$11.74

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower overhead costs, and continues to process the AHAG Stockpiles at profitable levels.

At the Avino Mine, costs for Q1 2019 have increased on a per ounce basis largely due to grade variation in the current mining areas, specifically in silver and gold which were down 27% and 17%, respectively, when compared to Q1 2018.

During the first quarter of 2019, the cash cost and all-in sustaining cash cost per payable silver equivalent ounce at the San Gonzalo Mine increased compared with Q1 2018 mainly due to a lower ounces sold as a result of declining grades as the mine enters the latter stages of its life. Overall, costs have remained consistent at San Gonzalo in Q1 2019 compared to Q1 2018; however, due to lower ounces sold, the cost per ounce has increased.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2019	2018
Operating cash flows before movements in working capital	$(24)	$1,215
Weighted average number of shares outstanding
Basic	64,020,965	52,718,153
Diluted	64,020,965	53,494,526
Cash Flow per Share – basic & diluted	$(0.00)	$0.02

Working Capital

	March 31, 2018	December 31, 2018
Current assets	$20,819	$22,947
Current liabilities	(10,312)	(9,841)
Working capital	$10,507	$13,106

Results of Operations

Summary of Quarterly Results

(000’s)	2019	2018	2018	2018	2018	2017	2017	2017
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	June 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$6,711	$8,268	$8,516	$9,176	$8,156	$8,884	$8,436	$7,911
Earnings (Loss) for the quarter	(610)	981	(1,012)	839	818	1,496	(716)	1,152
Earnings (Loss) per share - basic	$(0.01)	$0.02	$(0.02)	$0.02	$0.02	$0.03	$(0.01)	$0.02
Earnings (Loss) per share - diluted	$(0.01)	$0.02	$(0.02)	$0.02	$0.02	$0.03	$(0.01)	$0.02
Total Assets	$108,830	$108,588	$113,210	$109,498	$102,434	$102,835	$101,207	$98,720

•	Revenue decreased in Q1 2019 compared to previous quarters due to lower average realized metal prices, as well as lower ounces sold.

•	Earnings (losses) in the current quarter decreased due to lower silver equivalent ounces sold during the quarter, as well as higher production cost per ounce as the San Gonzalo Mine enters the latter stages of its life, and a decline in average metal prices compared to the earlier quarters of 2018 and 2017.

•	Total assets remained consistent at March 31, 2019 compared to previous quarters. Overall, total assets have steadily increased throughout the previous year’s quarters, as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

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Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Three months ended March 31, 2019, compared to the three months ended March 31, 2018:

(000’s)	2019	2018	Note
Revenue from mining operations	$6,711	$8,156
Cost of sales	6,655	6,300	1
Mine operating income	56	1,856	1
Operating expenses
General and administrative expenses	740	1,198	2
Share-based payments	218	134	3
Income (loss) before other items	(902)	524
Other items
Interest and other income	139	35
Unrealized loss on long-term investments	2	(8)
Fair value adjustment on warrant liability	188	152	4
Unrealized foreign exchange gain (loss)	79	167	5
Finance cost	(32)	(51)
Accretion of reclamation provision	(83)	(98)
Loss on sale of asset	(3)	-
Interest expense	(22)	(28)
Net income (loss) before income taxes	(634)	693
Income taxes
Current income tax expense	(144)	(439)	6
Deferred income tax recovery	168	564	6
	24	125
Net income	$(610)	$818	7
Earnings per share
Basic	$(0.01)	$0.02	7
Diluted	$(0.01)	$0.02	7

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

1.	Cost of sales for the three months ended March 31, 2019, were $6,655 compared to $6,300 for the three months ended March 31, 2018. The increase of $355 reflects an increase in tonnes mined and processed, resulting in an increase in mining and milling costs. Mine operating income decreased for the three months ended March 31, 2019, compared to March 31, 2018 mainly due to a decrease in average realized silver and gold prices, as well as a decrease in overall grades at the San Gonzalo and Avino Mines.

2.	General and administrative expenses for the three months ended March 31, 2019, totalled $740 compared to $1,198 for the three months ended March 31, 2018. The decrease reflects costs reduction initiatives made by management in the current quarter to maintain operations in good standing during the difficult market conditions.

3.

Share-based payments for the three months ended March 31, 2019, totalled $218 compared to $134 for the three months ended March 31, 2018. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance. The increase relates to the vesting of additional RSUs and options that were issued during 2018.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended March 31, 2019, the US dollar remained fairly constant in relation to the Canadian dollar and Mexican peso, resulting in a minimal foreign exchange gain. During the three months ended March 31, 2018, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange gain.

6.	Current income tax expense was $144 for the three months ended March 31, 2019, compared to an expense of $439 in the three months ended March 31, 2018. Deferred income tax recovery was $168 for the three months ended March 31, 2019, compared to a recovery of $564 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended March 31, 2019, primarily relate to movements in the tax bases and continuing mining profits in Mexico.

7.	As a result of the foregoing, net loss for the three months ended March 31, 2019, was $610, a decrease of $1,428 compared to net income of $818 for the three months ended March 31, 2018. The decrease resulted in a basic and diluted loss per share of $0.01 for the quarter ended March 31, 2019, compared to basic and diluted earnings per share of $0.02 in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
In September 2018, the Company closed a underwritten public offering for gross proceeds of US$4.6 million.

As of the date of this MD&A, the Company has begun to use the funds as intended. The Company had used the gross proceeds raised from the offering for advancing the development of other areas of the Avino mine, such as the San Luis area, and its operations and production, and to a lesser extent, for general working capital.

In April 2018, the Company closed a private placement of 3,000,000 flow-through common shares for gross proceeds of C$6 million.

As of the date of this MD&A, the Company is using the funds as intended. The Company is using the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which has been renounced to the purchasers of the flow-through shares for the 2018 taxation year.

In November 2016, the Company received gross proceeds of $11.2 million in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine and for general working capital.

Since July 2014, the Company received gross proceeds of $14.4 million in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10 million. The facility is being used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.1 million for exploration and evaluation activities, acquired property and equipment of $0.8 million (before depreciation of $0.7 million), and made lease and loan repayments of $0.3 million during three months ended March 31, 2019.

In advancing the Bralorne Mine, the Company incurred expenditures of $2.2 million for exploration and evaluation activities (before depreciation and share-based payments of $0.1 million, change in estimate to future reclamation of $(0.2) million, and foreign exchange movement of $0.8 million), acquired property and equipment for $0.1 million (before of $0.1 million of depreciation and disposals, and $0.1 million of foreign exchange movements), and made lease and loan repayments of $0.1 million

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.4 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.6 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company’s liquidity as at March 31, 2019, December 31, 2018 and March 31 2018, is as follows:

Statement of Financial Position

(000’s)	March 31, 2019	December 31, 2018
Cash	$2,526	$3,252
Working capital	10,507	13,106
Accumulated Deficit	(16,888)	(16,505)

Cash Flow

(000’s)	March 31, 2019	March 31, 2018
Cash generated by operating activities	$1,065	$2,135
Cash generated (used in) financing activities	653	(641)
Cash used in investing activities	(2,453)	(2,574)
Change in cash	(735)	(1,080)
Effect of exchange rate changes on cash	9	-
Cash, beginning of period	3,252	3,420
Cash, end of period	$2,526	$2,340

Operating Activities

Cash generated by operating activities for the three months ended March 31, 2019, was $1.1 compared to $2.1 million for the three months ended March 31, 2018. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Financing Activities

Cash generated by financing activities was $0.7 million for the three months ended March 31, 2019, compared to cash used in financing activities of $0.6 million for the three months ended March 31, 2018. Cash generated by financing activities for the three months ended March 31, 2019, relates to the issuance of shares for cash, and the repayments of equipment loans and finance leases for mining equipment. During the three months ended March 31, 2019, the Company received net proceeds from issuance of shares for cash of $1.0 million (March 31, 2018 - $0.1 million), and made finance lease and equipment loan payments totalling $0.3 million (March 31, 2018 - $0.7 million).

Investing Activities

Cash used in investing activities for the three months ended March 31, 2019, was $2.5 million compared to $2.5 million for the three months ended March 31, 2018. Cash used in investing activities during the three months ended March 31, 2019, includes cash capital expenditures of $0.9 million (March 31, 2018 - $2.0 million) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine. During the three months ended March 31, 2019, the Company also incurred cash capital expenditures of $1.6 million (March 31, 2018 - $1.5 million) on exploration and evaluation activities including drilling expenditures.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended March 31,
	2019	2018
Salaries, benefits, and consulting fees	$166	$208
Share‐based payments	171	128
	$337	$336

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $260 (December 31, 2018 - $212) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at March 31, 2019.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The following table summarizes the amounts were due to related parties:

	March 31, 2019	December 31, 2018
Oniva International Services Corp.	$120	$107
Directors	34	47
Jasman Yee & Associates, Inc.	3	3
	$157	$157

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three months ended March 31, 2019 and 2018 are summarized below:

	March 31, 2019	March 31, 2018
Salaries and benefits	$249	$141
Office and miscellaneous	90	172
Exploration and evaluation assets	56	91
	$395	$404

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2019, the Company paid $56 (March 31, 2018 - $59) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the three months ended March 31, 2019 and 2018, the Company paid $6 and $16, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the three months ended March 31, 2019 and 2018, the Company paid $Nil and $6, respectively, to WWD. The agreement was terminated during 2018.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with four (December 31, 2018 – six) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2019, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2019, in the amount of $2,526 and working capital of $10,507 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2019, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$6,225	$6,225	$-	$-
Due to related parties	157	157	-	-
Minimum rental and lease payments	2,326	2,242	76	8
Term facility	7,510	2,211	5,299	-
Equipment loans	799	454	345	-
Finance lease obligations	1,659	955	704	-
Total	$18,676	$12,244	$6,424	$8

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2019		December 31, 2018
	MXN	CDN	MXN	CDN
Cash	$4,685	$1,063	$8,378	$2,421
Long-term investments	-	17	-	14
Reclamation bonds	-	146	-	146
Amounts receivable	-	73	-	114
Accounts payable and accrued liabilities	(63,549)	(674)	(85,951)	(891)
Due to related parties	-	(185)	-	(215)
Equipment loans	-	(268)	-	(301)
Finance lease obligations	(584)	(482)	(13,907)	(533)
Net exposure	(59,448)	(310)	(91,480)	755
US dollar equivalent	$(3,068)	$(233)	$(4,656)	$554

Based on the net US dollar denominated asset and liability exposures as at March 31, 2018, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2019, by approximately $360 (year ended December 31, 2018 - $452). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2019, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $259 (December 31, 2018 - $419).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). A 10% change in market prices would not have a material impact on the Company’s operations.

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2019:

	Level 1	Level 2	Level 3
Financial assets
Cash	$2,526	$-	$-
Amounts receivable	-	2,628	-
Long-term investments	13	-	-
Financial liabilities
Warrant liability	-	-	(1,866)
Total financial assets and liabilities	$2,539	$2,628	$(1,866)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in the Transactions with Related Parties section.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2019	December 31, 2018
Not later than one year	$2,242	$3,092
Later than one year and not later than five years	76	74
Later than five years	8	10
	$2,326	$3,176

Included in the above amount as at March 31, 2019, is the Company’s commitment to incur flow-through eligible expenditures of $2,107 (C$2,813) that must be incurred in Canada.

Office lease payments recognized during the three months ended March 31, 2019, totalled $19 (March 31, 2018 - $27).

Changes in Accounting Standards

Application of new and revised accounting standards:

Adoption of IFRS 16 Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 - Leases ("IFRS 16") which replaces IAS 17 - Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lesses, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it becomes effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability
•	Any lease payments made at or before the commencement date
•	Any indirect costs incurred
•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located
•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The majority of the Company's leases were already classified as right of use assets on its consolidated statement of financial position. The Company has reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

Adoption of IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23")

On June 7, 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 was applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are not yet effective as of March 31, 2019:

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted.

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations (“IFRS 3”), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes, and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company’s consolidated financial statements

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at May 8, 2019, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	65,435,374	-	-
Warrants	10,738,061	$0.80 - $2.00	0.56 – 4.39
RSUs	1,225,575	-	0.37 – 2.31
Stock options	2,692,500	C$1.30 - C$2.95	0.32 – 4.31
Fully diluted	80,091,510

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The following are details of outstanding stock options as at March 31, 2019 and May 8, 2019:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2019)	Number of Shares Remaining Subject to Options (May 8, 2019)
September 19, 2019	C$1.90	520,000	520,000
December 22, 2019	C$1.90	30,000	30,000
September 2, 2021	C$2.95	502,500	502,500
September 20, 2022	C$1.98	1,170,000	1,170,000
October 6, 2022	C$1.98	15,000	15,000
August 28, 2023	C$1.30	455,000	455,000
Total:		2,692,500	2,692,500

The following are details of outstanding warrants as at March 31, 2019 and May 8, 2019:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (March 31, 2019)	Number of Underlying Shares (May 8, 2019)
November 28, 2019	$2.00	3,562,215	3,562,215
September 25, 2023	$0.80	7,175,846	7,175,846
Total:		10,738,061	10,738,061

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

The following are details of outstanding RSUs as at March 31, 2019 and May 8, 2019:

Expiry Date	Number of Shares Remaining Subject to RSUs (March 31, 2019)	Number of Shares Remaining Subject to RSUs (May 8, 2019)
September 2, 2019	216,316	216,316
September 20, 2020	44,508	44,508
August 28, 2018	974,477	964,751
Total:	1,235,301	1,225,575

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of March 31, 2019, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

Based on this evaluation, management concluded that as of March 31, 2019, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 8, 2019. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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